

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 26, 2024

Robert Steinberg
Vice President - Finance and Chief Financial Officer
Nathan's Famous, Inc.
One Jericho Plaza
Jericho, NY 11753

       Re: Nathan's Famous, Inc.
             Form 10-K for Fiscal Year Ended March 26, 2023
             File No. 001-35962

Dear Robert Steinberg:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                             Sincerely,

                             Division of Corporation Finance
                             Office of Trade & Services